SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

August 1, 2003

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS
AT AND AS OF JUNE 30, 2003 AND 2002
(Thousands of Mexican Pesos of June 30, 2003 purchasing power)

REF		2nd QUARTER 2003		2nd QUARTER 2002

S	CONCEPTS	Amount	%	Amount	%

1	TOTAL ASSETS	13,491,647	100%	15,274,223	100%
2	CURRENT ASSETS	6,774,749	50%	8,695,214	57%
3	CASH AND SHORT-TERM INVESTMENTS	2,843,755	21%	2,039,760	13%
4	ACCOUNTS RECEIVABLE (NET)	818,267	6%	2,911,146	19%
5	OTHER ACCOUNTS RECEIVABLE	593,098	4%	1,022,856	7%
6	INVENTORIES	2,519,629	19%	2,721,452	18%
7	OTHER CURRENT ASSETS
8	LONG-TERM ASSETS	1,556,628	12%	1,183,964	8%
9	ACCOUNTS RECEIVABLE (NET)
10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,556,628	12%	1,183,964	8%
11	OTHER
12	PROPERT, PLANT AND EQUIPMENT	3,199,147	24%	3,553,659	23%
13	PROPERTIES	3,165,886	23%	3,204,510	21%
14	MACHINERY AND INDUSTRIAL EQUIPMENT	333,030	2%	400,971	3%
15	OTHER EQUIPMENT	2,986,459	22%	3,630,925	24%
16	ACCUMULATED DEPRECIATION	(3,286,228)	-24%	(3,682,747)	-24%
17	CONSTRUCTION IN PROGRESS	—	0%
18	DEFERRED ASSETS (NET)	1,300,766	10%	1,408,551	9%
19	OTHER ASSETS	660,357	5%	432,835	3%
20	TOTAL LIABILITIES	7,839,862	100%	9,465,527	100%
21	CURRENT LIABILITIES	3,592,198	46%	4,232,554	45%
22	SUPPLIERS	2,257,616	29%	2,345,860	25%
23	BANK DEBT	272,889	3%	1,237,018	13%
24	STOCK MARKET LOANS	694,226		89,915
25	PAYABLE TAXES	150,822	2%	136,277	1%
26	OTHER CURRENT LIABILITIES	216,645	3%	423,484	4%
27	LONG-TERM LIABILITIES	2,900,991	37%	4,002,746	42%
28	BANK DEBT			1,094,795
29	STOCK MARKET LOANS	2,887,500	37%	2,850,335	30%
30	OTHER DEBT	13,491	0%	57,616	1%
31	DEFERRED CREDITS	1,274,227	16%	1,144,624	12%
32	OTHER LIABILITIES	72,446	1%	85,603	1%
33	CONSOLIDATED STOCKHOLDERS ´EQUITY	5,651,785	100%	5,808,696	100%
34	MINORITY STOCKHOLDERS	64,706	1%	140,783	2%
35	MAJORITY STOCKHOLDERS	5,587,079	99%	5,667,913	98%
36	CONTRIBUTED CAPITAL	1,725,408	31%	2,091,075	36%
38	CAPITAL STOCK (NOMINAL)	558,807	10%	556,237	10%
38	CAPITAL STOCK (RESTATEMENT)	104,684	2%	107,225	2%
39	PAID-IN CAPITAL	1,061,917	19%	1,427,613	25%
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
41	GAINED CAPITAL	3,861,671	68%	3,576,838	62%
42	RETAINED EARNINGS AND CAPITAL RESERVES	6,656,309	118%	6,758,850	116%
43	RESERVE FOR REPURCHASE OF SHARES	670,134	12%	371,687	6%
44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(3,882,363)	-69%	(3,490,683)	-60%
45	NET INCOME FOR THE PERIOD	417,591	7%	(63,016)	-1%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of June 30, 2003 purchasing power)

REF		2nd QUARTER 2003		2nd QUARTER 2002

S	CONCEPTS	Amount	%	Amount	%

3	CASH AND SHORT-TERM INVESTMENTS	2,843,755	100%	2,039,760	100%
46	CASH	208,710	7%	349,449	17%
47	SHORT-TERM INVESTMENTS	2,635,045	93%	1,690,311	83%
18	DEFERRED ASSETS (NET)	1,300,766	100%	1,408,551	100%
48	CAPITALIZED EXPENSES		0%		0%
49	GOODWILL	1,300,766	100%	1,408,551	100%
50	DEFERRED TAXES		0%		0%
51	OTHER		0%		0%
21	CURRENT LIABILITIES	3,592,198	100%	4,232,554	100%
52	DENOMINATED IN FOREIGN CURRENCY	491,053	14%	1,631,320	39%
53	DENOMINATED IN MEXICAN PESOS	3,101,145	86%	2,601,234	61%
24	STOCK MARKET LOANS	694,226	100%	89,915	100%
54	COMMERCIAL PAPER	603,138	0%		0%
55	MEDIUM-TERM NOTES		0%		0%
56	CURRENT PORTION OF LONG-TERM DEBT	91,088	0%	89,915	0%
26	OTHER CURRENT LIABILITIES	216,645	100%	423,484	100%
57	INTEREST BEARING CURRENT LIABILITIES	54,124	25%	123,688	29%
58	NON-INTEREST BEARING CURRENT LIABILITIES	162,521	75%	299,796	71%
27	LONG-TERM LIABILITIES	2,900,991	100%	4,002,746	100%
59	DENOMINATED IN FOREIGN CURRENCY	2,900,991	100%	4,002,746	100%
60	DENOMINATED IN MEXICAN PESOS	—	0%		0%
29	STOCK MARKET LOANS	2,887,500	100%	2,850,335	100%
61	BONDS	2,887,500	100%	2,850,335	0%
62	MEDIUM-TERM NOTES		0%		0%
30	OTHER DEBT	13,491	100%	57,616	100%
63	INTEREST BEARING CURRENT LIABILITIES	13,491	100%	57,616	100%
64	NON-INTEREST BEARING CURRENT LIABILITIES		0%		0%
31	DEFERRED CREDITS	1,274,227	100%	1,144,624	100%
65	NEGATIVE GOODWILL	3,223	0%	64,644	6%
66	DEFERRED TAXES	858,353	67%	500,277	44%
67	OTHER	412,651	32%	579,703	51%
32	OTHER LIABILITIES	72,446	100%	85,603	100%
68	RESERVES	56,670	78%	62,243	73%
69	OTHER	15,776	22%	23,360	27%
44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(3,882,363)	100%	(3,490,683)	100%
70	MONETARY POSITION ACCUMULATED EFFECT		0%		0%
71	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(3,882,363)	100%	(3,490,683)	100%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS
OTHER INFORMATION
(Thousands of Mexican Pesos of June 30, 2003 purchasing power)

REF		2nd QUARTER 2003	2nd QUARTER 2002

S	CONCEPTS	Amount	Amount

72	WORKING CAPITAL	3,182,551	4,462,660
73	PENSION FUND AND SENIORITY PREMIUM RESERVE	56,670	62,243
74	EXECUTIVES (*)	116	85
75	EMPLOYEES (*)	19,465	16,875
76	WORKERS (*)	—	—
77	OUTSTANDING SHARES (*)	242,453,620	235,641,202
78	REPURCHASED SHARES (*)	2,606,940	3,183,834

(*) THESE CONCEPTS ARE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO JUNE 30, 2003 AND 2002
(Thousands of Mexican Pesos of June 30, 2003 purchasing power)

REF		2nd QUARTER 2003		2nd QUARTER 2002

R	CONCEPTS	Amount	%	Amount	%

1	NET SALES	8,517,614	100%	8,135,572	100%
2	COST OF GOODS SOLD	5,090,368	60%	4,771,762	59%
3	GROSS PROFIT	3,427,246	40%	3,363,810	41%
4	OPERATING EXPENSES	2,286,897	27%	2,370,143	29%
5	OPERATING INCOME	1,140,349	13%	993,667	12%
6	COMPREHENSIVE FINANCING RESULT	501,797	6%	529,346	7%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	638,552	7%	464,321	6%
8	OTHER FINANCIAL OPERATIONS
9	PRE-TAX INCOME	638,552	7%	464,321	6%
10	RESERVE FOR TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING	216,047	3%	289,956	4%
11	INCOME BEFORE EQUITY IN INCOME OF NON- CONSOLIDATED SUBSIDIARIES AND AFFILIATES	422,505	5%	174,365	2%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	(3,416)	0%	(123,652)	-2%
13	INCOME FROM CONTINUING OPERATIONS	419,089	5%	50,713	1%
14	DISCONTINUED OPERATIONS			80,434	1%
15	INCOME BEFORE EXTRAORDINARY ITEMS	419,089	5%	(29,721)	0%
16	EXTRAORDINARY ITEMS — NET			26,857
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
18	NET CONSOLIDATED INCOME	419,089	5%	(56,578)	-1%
19	INCOME OF MINORITY STOCKHOLDERS	1,498	0%	6,438	0%
20	INCOME OF MAJORITY STOCKHOLDERS	417,591	5%	(63,016)	-1%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of June 30, 2003 purchasing power)

REF		2nd QUARTER 2003		2nd QUARTER 2002

R	CONCEPTS	Amount	%	Amount	%

1	NET SALES	8,517,614	100%	8,135,572	100%
21	DOMESTIC	7,892,040	93%	7,601,338	93%
22	FOREIGN	625,574	7%	534,234	7%
23	FOREIGN SALES EXPRESSES IN U.S. DOLLARS (***)	59,578		51,543
6	COMPREHENSIVE FINANCING RESULT	501,797	100%	529,346	100%
24	INTEREST EXPENSE	420,766	84%	303,643	57%
25	EXCHANGE LOSS	161,308	32%	352,417	67%
26	INTEREST INCOME	(44,132)	-9%	(83,396)	-16%
27	EXCHANGE GAIN		0%		0%
28	GAIN ON NET MONETARY POSITION	(36,145)	-7%	(43,318)	-8%
8	OTHER FINANCIAL OPERATIONS	—		—
29	OTHER EXPENSES (INCOME) — NET
30	(PROFIT) LOSS ON SALE OF SHARES
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS
10	RESERVE FOR TAXES AND EMPLOYEES’ STATUTORY	216,047	100%	289,956	100%
	PROFIT SHARING
32	INCOME TAX	38,679	18%	35,567	12%
33	DEFERRED INCOME TAX	177,368	82%	254,389	88%
34	EMPLOYEES’ STATUTORY PROFIT SHARING		0%		0%
35	DEFERRED EMPLOYEES’ STATUTORY PROFIT SHARING		0%		0%

(***) THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED INCOME STATEMENT
OTHER INFORMATION
(Thousands of Mexican Pesos of June 30, 2003 purchasing power)

REF		2nd QUARTER 2003	2nd QUARTER 2002

R	CONCEPTS	Amount	Amount

36	TOTAL SALES	8,517,614	8,135,572
37	NET INCOME FOR THE PERIOD (**)	113,762	101,620
38	NET SALES (**)	17,166,912	16,448,193
39	OPERATING INCOME (**)	2,434,803	2,062,918
40	INCOME OF MAJORITY STOCKHOLDERS (**)	561,477	494,246
41	CONSOLIDATED NET INCOME (**)	548,986	506,506

(***) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO JUNE 30, 2003 AND 2002
(Thousands of Mexican Pesos of June 30, 2003 purchasing power)

REF		2nd QUARTER 2003	2nd QUARTER 2002

C	CONCEPTS	Amount	Amount

1	CONSOLIDATED NET INCOME	419,089	(56,578)
2	+ ( - ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	609,730	794,332
3	CASH FLOW FROM NET INCOME OF THE YEAR	1,028,819	737,754
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	271,437	(384,645)
5	CASH GENERATED BY (USED ON) OPERATING ACTIVITIES	1,300,256	353,109
6	CASH FLOW FROM EXTERNAL FINANCING	(862,398)	30,966
7	CASH FLOW FROM INTERNAL FINANCING	(368,050)	(144,125)
8	CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	(1,230,448)	(113,159)
9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(341,285)	(248,284)
10	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(271,477)	(8,334)
11	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,115,232	2,048,094
12	CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,843,755	2,039,760

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO JUNE 30, 2003 AND 2002
(Thousands of Mexican Pesos of June 30, 2003 purchasing power)

REF		2nd QUARTER 2003	2nd QUARTER 2002

C	CONCEPTS	Amount	Amount

2	+ ( - ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	609,730	794,332
13	DEPRECIATION AND AMORTIZATION OF THE PERIOD	391,686	404,504
14	INCREASE (DECREASE) IN PENSION FUND AND SENIORITY PREMIUM RESERVE	(401)	1,497
15	EXCHANGE (GAIN) LOSSES
16	NET INCOME (EXPENSE) FROM RESTATEMENT OF ASSETS AND LIABILITIES
17	OTHER ITEMS	218,445	388,331
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	271,437	(384,645)
18	(INCREASE) DECREASE IN ACCOUNTS RECEIVABLE	1,067,452	706,801
19	(INCREASE) DECREASE IN INVENTORIES	571,544	244,872
20	(INCREASE) DECREASE IN LONG-TERM ACCOUNTS RECEIVABLE AND OTHER ASSETS	(158,011)	(298,541)
21	INCREASE (DECREASE) IN SUPPLIERS	(569,125)	(234,308)
22	INCREASE (DECREASE) IN OTHER LIABILITIES	(640,423)	(803,469)
6	CASH FLOW FROM EXTERNAL FINANCING	(862,398)	30,966
23	SHORT-TERM BANK DEBT AND STOCK MARKET LOANS	(195,006)	464,147
24	LONG-TERM BANK DEBT AND STOCK MARKET LOANS	(861,926)	(29,408)
25	DIVIDENDS RECEIVED	194,534	(403,773)
26	OTHER FINANCING
27	( - ) BANK DEBT AMORTIZATION
28	( - ) STOCK MARKET LOANS AMORTIZATION
29	( - ) OTHER FINANCING
7	CASH FLOW FROM INTERNAL FINANCING	(368,050)	(144,125)
30	INCREASE (DECREASE) IN CAPITAL STOCK	30	187
31	PAID DIVIDENDS	(183,380)	(158,345)
32	PAID-IN CAPITAL	(184,700)	14,033
33	CONTRIBUTIONS FOR FUTURE CAPITAL STOCK INCREASES
9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(341,285)	(248,284)
34	(INCREASE) DECREASE IN PERMANENT INVESTMENTS	(412,131)	(166,919)
35	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	70,846	(81,365)
36	INCREASE IN CONSTRUCTION IN PROGRESS
37	SALE OF PERMANENT INVESTMENTS
38	SALE OF FIXED ASSETS
39	OTHER ITEMS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

FINANCIAL RATIOS
CONSOLIDATED FINANCIAL STATEMENTS

REF		2nd QUARTER 2003		2nd QUARTER 2002

P	CONCEPTS

	YIELD
1	NET INCOME TO NET SALES	4.92%		(0.70)%
2	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	10.05%		8.72%
3	NET INCOME TO TOTAL ASSETS (**)	4.07%		3.32%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	226.76%		13.02%
5	INCOME DUE TO GAIN ON NET MONETARY POSITION	8.62%		(76.56)%
	ACTIVITY
6	NET SALES TO TOTAL ASSETS (**)	1.27	times	1.08	times
7	NET SALES TO FIXED ASSETS (**)	5.37	times	4.63	times
8	INVENTORY TURNAROUND (**)	3.80	times	3.21	times
9	RECEIVABLES TURNAROUND	15	days	56	days
10	INTEREST EXPENSE TO TOTAL INTEREST BEARING LIABILITIES (**)	25.27%		17.71%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	58.11%		61.97%
12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	1.39	times	1.63	times
13	FOREIGN CURRENCY LIABILITIES TO FIXED ASSETS	43.27%		59.52%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	90.68%		112.64%
15	OPERATING INCOME TO INTEREST EXPENSE	2.71	times	3.27	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.19	times	1.74	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.89	times	2.05	times
18	CURRENT ASSETS LESS INVENTORIES TO CURRENT LIABILITIES	1.18	times	1.41	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.86	times	0.92	times
20	CASH TO CURRENT LIABILITIES	79.16%		48.19%
	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	12.08%		9.07%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	3.19%		(4.73)%
23	CASH GENERATED BY (USED IN) OPERATING ACTIVITIES TO INTEREST EXPENSE	3.09	times	1.16	times
24	EXTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	70.09%		(27.37)%
25	INTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	29.91%		127.37%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED BY (USED IN) INVESTING ACTIVITIES	(20.76)%		32.77%

(**) LAST TWELVE MONTHS INFORMATION

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

PER SHARE DATA
CONSOLIDATED FINANCIAL STATEMENTS

REF		2nd QUARTER 2003		2nd QUARTER 2002

D	CONCEPTS

1	BASIC EARNINGS PER COMMON SHARE (**)	2.30		2.10
2	BASIC EARNINGS PER PREFERENT SHARE (**)	—		—
3	DILUTED EARNINGS PER COMMON SHARE (**)	—		—
4	EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS (**)	3.29		2.93
5	EFFECT OF DISCONTINUED OPERATIONS ON EARNINGS PER COMMON SHARE (**)	(0.99)		(0.72)
6	EFFECT OF EXTRAORDINARY ITEMS ON EARNINGS PER COMMON SHARE (**)	—		(0.11)
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON EARNINGS PER COMMON SHARE (**)	—		—
8	BOOK VALUE PER SHARE	23.04		24.05
9	ACCUMULATED CASH DIVIDEND PER COMMON SHARE	0.77		0.62
10	DIVIDEND IN SHARES PER COMMON SHARE	—	shares	—	shares
11	MARKET PRICE TO BOOK VALUE	1.39	times	1.84	times
12	MARKET PRICE TO BASIC EARNINGS PER COMMON SHARE (**)	13.91	times	21.04	times
13	MARKET PRICE TO BASIC EARNINGS PER PREFERENT SHARE (**)	—	times	—	times

(**) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

2Q EBITDA Increases 6% to Record Ps. 805 Million

— Banco Azteca Reaches Profitability While Net Deposits Surpass 3.3 Billion Pesos
— Net Debt Declines 68% YoY —

Highlights:

2Q03 EBITDA rose 6% YoY to a record Ps. 805 million from Ps. 756 million in 2Q02. This was largely achieved on the back of an 18% YoY growth in revenue of our retail division, in turn due to a solid performance among all our three store formats (Elektra, Salinas y Rocha and Bodega de Remates), our on-going cost and expense controls and the gradual process to allocate expenses to the business units in which they are actually generated.

In only its second full quarter of operations, Banco Azteca became a profitable subsidiary of Grupo Elektra. This was achieved as net deposits surpassed Ps.3.3 billion, a seven-fold increase from initial net deposits transferred from Serfin, and a gross credit portfolio that reached almost Ps.3.8 billion.

Net debt declined 68% YoY and 30% QoQ to Ps. 1.078 billion in 2Q03 from Ps. 3.414 billion in 2Q02 and Ps. 1.538 billion in 1Q03, respectively.

Mexico City, July 28, 2003—Grupo Elektra S.A. de C.V. (NYSE:EKT, BMV: ELEKTRA*), Latin America’s leading specialty retailer, consumer finance and banking services company, reported today financial results for the second quarter of 2003.

“During the second quarter we experienced very healthy growth in all our store formats and most product lines that comprise our retail division. This was largely possible as we continue to reap the benefits of our successful merchandising strategy which is helping to further consolidate our leadership in the specialty retail segment”, commented Javier Sarro, Chief Executive Officer of Grupo Elektra.

“Coupled with out top-line growth, our on-going cost and expense controls and the gradual allocation of the Business Units’ expenses concur to enhance the already strong cash-flow generating capabilities of our proven business model”. Mr. Sarro concluded.

Carlos Septién, Chief Executive Officer of Banco Azteca, said: “After only two full quarters of operations, Banco Azteca is already profitable. This is a reflection of an extraordinary performance, above initial expectations, for our deposit and consumer loans products, coupled with the appropriate cost controls. If this positive trend continues, in the following months we should be able to completely fund our credit portfolio with net deposits. At the same time, we will continue to gradually increase our selection of quality financial products and services directed to Grupo Elektra’s large retail customer base”.

The benefits of our financial strategy for 2003 are tangible as attested by a net debt reduction of 68% year-on-year and 30% quarter-on-quarter, respectively. This is allowing us to reduce financial expenses for Grupo Elektra, as evidenced in the Ps.49 million or 21% quarter-on-quarter decline in this line”, stated Rodrigo Pliego, Chief Financial Officer of Grupo Elektra.

MEXICAN STOCK EXCHANGE
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STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

In response to the feedback received from market participants and in order to enhance the transparency of our reports, starting 4Q02, we are presenting the results of Banco Azteca under the equity method. All figures and discussions detailed in this press release result from the application of this accounting method that provides a clearer overview of the separated results of our retail division and of Banco Azteca.

For details on the quarterly performance of Elektra, Salinas y Rocha and Bodega de Remates formats, products and services see Annexes A through F of the attached pages at the end of this press release (“tríptico”).

Comments on 2Q03 results:

Revenue
Total revenue increased 4.9% YoY largely due to a 18.4% YoY increase in revenue of the retail division. This was in turn due to a strong performance across all our store formats. The Elektra, Salinas y Rocha and Bodega de Remates store formats’ revenue increased by 16.9%, 17.4% and 51.5%, respectively, on a year-on-year basis. We believe that this positive performance is due to our enhanced merchandising strategy and our focus on productive store formats. However, the positive performance of the retail division was partially offset by a 48.5% YoY decrease in revenue of the consumer finance division. This was due to the fact that Grupo Elektra, through its Elektrafin subsidiary, ceased to provide consumer credit in Mexico as of December 1, 2002. Since that date, Banco Azteca started offering consumer loans for customers of Grupo Elektra.

Gross Profit
As expected, total gross profit decreased by 3.7% YoY, as a 14.0% YoY increase in the gross profit of the retail division was offset by a 34.3% YoY decrease in the gross profit of the consumer finance division, fully explained by the above-mentioned decline in revenue of this division. Gross margin of the retail division fell 120 basis points from 33.7% in 2Q02 to 32.5% in 2Q03 due to the enhancement of our “Nobody Undersells Elektra” merchandising strategy. However, as evidenced by the increase in revenue of this division, management believes that the increases in volumes more than offset the decline in margins.

EBITDA and Operating Profit
Despite the decline in total gross profit, a 13.3% YoY decrease in operating expenses resulted in a 6.5% YoY increase in EBITDA. During the quarter, we continued with our planned gradual allocation of operating expenses of Banco Azteca. Furthermore, operating expenses of the retail division remained in check due to our ongoing cost and expense control programs.

At the same time, operating profit increased by 15.5% YoY as depreciation and amortization expenses declined 8.2% over the same period due to a 10% YoY decline in fixed assets. This was in turn due to the sale of the day-to-day operating assets of Banco Azteca during 1Q03. Part of Grupo Elektra’s financial strategy for 2003 is the separation of assets and elimination of inter-company agreements between the retail and the financial divisions.

Comprehensive Cost of Financing
Comprehensive cost of financing decreased 73.6% to Ps.139.4 million in 2Q03 compared to Ps.528.7 million in 2Q02. The Ps.389.3 million YoY decrease in the cost of financing is explained by:
* A Ps.18.6 million increase in net interest expense coming from:
* Ps.10.4 million higher interest income resulting from a 39.4% YoY higher cash balance, and
* Ps.29.0 million higher interest expense due to interests paid on the new private securitization program. The

MEXICAN STOCK EXCHANGE
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STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

basis to calculate interests on the new private securitization program leads to high front-ended payments which diminish over its life, compared to the straight line basis of calculation of the former program.

     * FX gains of Ps.9.9 million in 2Q03 compared to FX losses of Ps.415.9 million in 2Q02.

     * A monetary gain of Ps.9.6 million in 2Q03 compared to a Ps.27.5 million gain in 2Q02.

Net Profit

The strong operating performance, coupled with the above mentioned decrease in comprehensive cost of financing, as well as a Ps.99.0 million gain from our equity participation in Banco Azteca, Comunicaciones Avanzadas and Afore Azteca, led to a net profit for 2Q03 of Ps.482.6 million, compared to a Ps.338.2 million net loss during 2Q02. Out of the Ps.99.0 million gain, we must highlight the fact that Banco azteca already became a profitable subsidiary for Grupo Elektra, contributing with Ps.37.4 million profits, CASA provided a Ps.74.9 million profit and Afore azteca reported a Ps.13.3 million loss during the quarter.

1.0 Retail Division

During 2Q03 we continued to reap the benefits of our enhanced “Nobody Undersells Elektra” strategy as sales volumes were positively impacted. This was reflected in the YoY revenue increases in all our store formats (16.9%, 17.4% and 51.5% for Elektra, Salinas y Rocha and Bodega de Remates, respectively), our core product lines (15.7% in the combined revenue of electronics, household appliances, furniture and small appliances), and other product lines like telephones (196%).

Management believes that the negative impact on gross margins is more than offset by the increases in volume, coupled with better terms from suppliers. The latter are a direct result of an improved cash-flow within the retail division which gets paid in cash for all customers sales regardless of whether they are made on cash or credit. This is, among others, one of the main benefits provided by Banco Azteca.

For details on the quarterly performance of Elektra, Salinas y Rocha and Bodega de Remates formats, products and services please see Annexes A through F of the respective press release (“tríptico”).

The following are explanations of certain highlights.

Telephones (Wireless Products and Services). We continue to see high growth potential opportunity for this category of products given the still low penetration of telephony services, especially within our target market. During 2Q03, we continued to grow revenue and, most importantly, gross profit in this increasingly important product lines we benefit from a broader selection of wireless products. Please recall that we introduced Telcel and Telefónica/Pegaso’s wireless products during the second half of 2002. Revenue increased 196% to Ps.212.7 million in 2Q03 from Ps.71.9 million in 2Q02. Meanwhile, gross profit increased 59% to Ps.44.6 million in 2Q03 from Ps.28.0 million in 2Q02.

Western Union. The combination of more competitive commissions charged by Western Union and our successful advertising and promotional campaigns allowed us to maintain the positive trend in our electronic money transfer business. We expect the positive trend experienced in this business during recent quarters to continue during the second half of 2003. During 2Q03 we were able to increase the number of transactions in our U.S. to Mexico electronic money transfer business by 39% to 1.1 million. This represents an amount transferred of Ps.2.8 billion, a 48% YoY increase. In turn, this led to a revenue increase of 26% in 2Q03 to Ps.95.2 million from Ps.75.7 million in 2Q02. Over the same period gross profit increased 26% to Ps.92.9 million in 2Q03 from

MEXICAN STOCK EXCHANGE
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STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Ps.74.0 million in 2Q02.

Dinero Express. During 2Q03 revenue from our domestic electronic money transfer service increased 38% to Ps.65.8 million from Ps.47.6 million in 2Q02. Revenue was boosted by a 38% increase in the number of transfers from 665,000 in 2Q02 917,000 in 2Q03. This represented a 31% increase in the amount transferred, from Ps.711 million in 2Q02 to Ps.930 million in 2Q03.

2.0 Banco Azteca Operations

2.1 Banco Azteca and Credimax Consumer Loans

After only its second full quarter of operations, Banco Azteca became a profitable non-restricted subsidiary of Grupo Elektra. This is before initial expectations which forecast for this inflexion point to happen during the second half of 2003. Please recall that Banco Azteca started to provide savings accounts’ products at the end of October, 2002, while Credimax ceased to issue its own consumer loans in Mexico on the same date. The outstanding portfolio of Credimax in Mexico is gradually being extinguished during 2003. The outstanding credit portfolio and the new accounts generated in our operations in Guatemala, Honduras and Peru remain at Credimax.

The average term of the combined credit portfolio (Credimax + Banco Azteca) at the end of 2Q03 was 49 weeks, representing a one-week increase and decrease from the 48 weeks and 50 weeks reported in 2Q02 and 1Q03, respectively. We continue to believe that the market is still demanding longer terms in order to make financing more attractive. Furthermore, all our main competitors are also placing most of their credit sales at long terms.

At the end of 2Q03, we had a combined total of 2.368 million active credit accounts, compared to 1.947 million in 2Q02, a 7% increase. Combined gross customer accounts receivable reached Ps.4.7 billion, compared to Ps.4.5 billion at the end of 2Q02. Out of these totals, Banco Azteca had almost 1.8 million active credit accounts and a Ps.3.787 billion credit portfolio (Ps.3.515 billion and Ps.272 million in consumer and personal loans, respectively). The collection rate of Banco Azteca remains at the same excellent historic level maintained by Grupo Elektra.

2.2 Banco Azteca Guardadito Savings Accounts and Inversión Azteca Term Deposits

Banco Azteca’s savings program continues with its positive trend started since its first day of operation at the end of October 2002. Net deposits surpassed Ps.3.3 billion at the end of 2Q03, a 113% QoQ increase compared with net deposits of Ps.1.6 billion at the end of 1Q03. Over the same period, the number of accounts rose by approximately 400,000 to 2.0 million and the average balance per account increased 65% from Ps.980 in 1Q03 to Ps.1,619 in 2Q03.

3.0 Balance Sheet

Total debt with cost was Ps.3.9 billion at the end of 2Q03, with 74% of it placed long term, compared with Ps.5.5 billion for the year-ago period. Net debt at the end of 2Q03 was Ps.1.078 billion, a 68% and 30% decrease compared to Ps.3.414 billion at the end of 2Q02 and Ps.1.538 billion at the end of 1Q03.

This comes as the result of our already successful financial strategy implemented by the company for 2003 through which we have been able to pay expensive debt and to reduce our exposure to dollar-denominated liabilities.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertaintities that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, a reconciliation between net income and EBITDA is provided in the note 3 to our financial statements. EBITDA is presented because of the following reasons:

*	Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.

*	We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.

*	EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify the compliance with such covenants.

*	We are aware that EBITDA has material limitations associated with its use (i.e., EBITDA, as defined by us, excludes items such as Discontinued Operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated statements and its notes.

*	We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.

EBITDA sholud not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not a) a measure determined under PCGA or U.S. GAAP, b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), c) a measure of liquidity or cash flows as determined under PCGA or U.S: GAAP, or d) ameasure provided to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

MEXICAN STOCK EXCHANGE
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STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

NOTE 1 — COMPANY OPERATIONS AND DISCONTINUED OPERATIONS:

Grupo Elektra, S. A. de C. V. (Grupo Elektra) and subsidiaries (the company) are mainly engaged in the purchase and sale, distribution, importation and exportation of consumer electronics, major appliances, household furniture, telephones and computers. A significant portion of the company’s revenues arise from installment sales. Additionally, the company offers a series of complementary products and services, the most important of which are money transfer services from the United States of America to Mexico, as well as within Mexico, and extended warranty services for electronics and appliances.

As from November 2002 and, as a result of the incorporation of Banca Azteca, S. A., Institución de Banca Múltiple (Banca Azteca), in addition to the commercial activities that Grupo Elektra has carried out through its subsidiaries, the bank and credit services rendered by Banca Azteca are recognized by the equity method.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Following is a summary of significant accounting policies, including the concepts, methods and criteria related to recognition of the effects of inflation on the financial statements:

a.     Recognition of the effects of inflation -

The consolidated financial statements are expressed in constant pesos of purchasing power as of March 31, 2003 and have been prepared in conformity with accounting principles generally accepted in Mexico (Mexican GAAP), in accordance with the following policies:

     •     Investments in marketable securities are stated at market value.

     •     Inventory and cost of sales are restated by the replacement cost method.

     •     Property, furniture, equipment and investment in stores, minority investments in shares, goodwill and the components of stockholders’ equity are restated by applying factors derived from the National Consumer Price Index (NCPI)

     •     The gain on net monetary position represents the effects of inflation, as measured by the NCPI, on the monthly net monetary liabilities and assets during the year, restated to pesos of the purchasing power as of the end of the most recent period.

     •     The loss from holding nonmonetary assets represents the amount by which nonmonetary assets have increased less than the inflation rate measured in terms of the NCPI, and is included in stockholders’ equity under the caption “loss from holding nonmonetary assets”.

     •     The NCPI factor used to recognize the effects of inflation on the financial statements was 104.188 and 99.917 as of March 31, 2003 and 2002, respectively.

b.     Presentation of the statement of income -

     To allow for better matching of revenues with the costs needed to produce them, revenues include income resulting from the

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

from the sale of merchandise and the accrued interest from installment sales, less the monetary loss on receivables and increased by the penalty interest.

Additionally, the cost of sales includes the cost of merchandise sold, the cost of financing the installment sales, less the monetary gain on financing of receivables and the allowance for doubtful accounts.

c.     Principles of consolidation -

In the accompanying consolidated financial statements, the company’s investment in Banca Azteca is recorded by the equity method, considering the non-homogenous nature of Banca Azteca’s operations, as well as its materiality as of June 30, 2003 Banca Azteca prepares and publicizes its financial statements, in accordance with accounting rules and practices issued by the “National Banking and Securities Commission”, which in the case of Banca Azteca, are similar to accounting principles generally accepted in Mexico.

Except for the matter mentioned in the preceding paragraph, the consolidated financial statements include the accounts of the company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

d.     Cash and cash equivalents -

The company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

e.     Revenue recognition -

The company recognizes revenue on the accrual basis when goods are delivered to customers. Interest and installment sales mark-up are credited to income on a straight-line basis over the life of the respective installment contracts (normally from 13 to 65 weeks).

Revenues from money transfer services represent the commissions paid by Western Union to Elektra arising from money transfers collected in Elektra and SyR stores, plus a share of the foreign exchange gain, as well as commissions paid by Elektra customers or money transfers within Mexico. Both types of commissions are recorded as the services are provided.

Revenues from extended warranty services are recorded as deferred income on the date the corresponding warranty certificates are sold, and are credited to income using the straight-line method over the terms of the extended warranties (from two to five years).

Revenues from penalty interest are recorded when they are collected.

f.     Allowance for doubtful accounts -

The company increases the allowance for doubtful accounts at the time of any installment sale by an amount equal to five percent of the cash price of the merchandise sold, plus the mark-up, less the down payment, if any. This method is based on the historical experience of the company and represents management’s best estimate of losses derived from accounts

MEXICAN STOCK EXCHANGE
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STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

receivable. The company follows the policy of writing off all customer balances outstanding more than ninety days against the allowance for doubtful accounts.

g.     Inventories and cost of sales -

Inventories and cost of sales are originally determined by the average cost method and are restated as mentioned in Note 2a. Amounts of inventories so determined do not exceed current market value.

h.     Property, furniture, equipment and investment in stores -

Property, furniture and equipment are expressed at acquisition cost and are restated as explained in Note 2a. Investment in stores represents major improvements necessary for the stores operated by the company and is restated as mentioned in Note 2a.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the company’s fixed assets. Amortization of investment in stores is calculated by the straight-line method over periods no longer than five years.

i.     Investments in shares -

The investment in Comunicaciones Avanzadas, S. A. de C. V. (CASA) is accounted for by the equity method, and is shown in the statement of income net of the amortization of the related goodwill.

Other investments in shares of companies in which the company’s interest is less than 10% are stated originally at cost, and restated as mentioned in Note 2a.

j.     Goodwill and negative goodwill

The excess of cost over the book value of the shares of subsidiaries and equity investees acquired (goodwill) is amortized over twenty years.

Negative goodwill is amortized over five years and resulted when Grupo Elektra acquired 94.3% of the Grupo SyR, S.A. de C.V. shares.

k.     Income tax (IT) and employees’ statutory profit sharing (ESPS) -

The company recognizes deferred tax effects by applying the income tax rate to all differences between book and tax values of assets and liabilities, and considering tax loss carryforwards and asset tax carryforwards that have a high probability of realization.

Deferred ESPS is calculated based on nonrecurring temporary differences between the book profit and the ESPS base.

MEXICAN STOCK EXCHANGE
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STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

l.     Labor obligations -

Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service, as well as benefits from the noncontributory retirement plans established by the company’s subsidiaries for their employees., are recognized as expenses of the years in which the services are rendered, based on actuarial studies.

Plan benefits are primarily based on employees’ years of service, which the company estimates to be an average of 25 years, and on remuneration at retirement.

Other severance compensation to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

m.     Impairment of long-lived assets -

The company periodically evaluates the carrying value of its fixed assets, goodwill and other intangible assets, to determine whether there are any impairment losses. No event has been identified that would indicate an impairment of the value of material long-lived assets recorded in the accompanying consolidated financial statements.

n.     Transactions in foreign currencies and translation of foreign operations -

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates on which they are entered into. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet date, are charged or credited to income.

The figures of the consolidated operations of the subsidiaries in Central and South America are translated as per the methology established in Statement B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Subsidiaries”. In accordance with the provisions of this statement, the figures of said subsidiaries are restated by applying inflation factors of the country of origin, converting the assets and liabilities (monetary and nonmonetary), as well as income and expenses, at the exchange rate in effect on the balance sheet date.

o.     Earnings per share -

Earnings per share is computed in accordance with Statement B-14 “Earnings per Share”, by dividing the net consolidated income by the weighted average number of shares outstanding during 2003 and 2002.

p.     Derivative financial instruments -

Transactions with derivatives instruments are recognized in the balance sheet as either assets or liabilities at fair value at the end of each year.

Gains and losses on forward currency exchange contracts, options and interest-rate swaps are recorded in income for the year and are included in the comprehensive financing cost. These financial instruments are valued at the end of the year as per

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

the same valuation criteria applied to the assets and liabilities covered.

Gains and losses on derivative transactions involving instruments indexed to the company’s stock are recorded in paid-in capital, as these transactions are carried out with the company’s own shares. The interest expense on the transactions, as well as dividends pertaining to these shares, are recorded in results for the year.

The company does not enter into this kind of transactions for speculative purposes. The counterparties in these derivative transactions are normally major financial institutions which have granted loans to the company, thus, the risk of noncompliance by these institutions of agreed-upon commitments is very unlikely.

q.     Comprehensive income -

Comprehensive income means the net income for the year, plus any items which, in accordance with other statements, must be recorded directly in stockholders’ equity and are not capital contributions, reductions or disbursements.

r.     Use of estimates -

Preparation of financial statements in conformity with Mexican GAAP requires that management make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

s.     Recently issued accounting standards -

In December 2001, the Mexican Institute of Public Accountants (MIPA) issued revised Statement C-8 “Intangible Assets”, which supersedes Statement C-8. The provisions of this new statement are required to be applied as from January 1, 2003.

Statement C-8 provides a clear definition of research and development costs, providing that only development costs may be deferred to a future period. Furthermore, Statement C-8 states that preoperating costs should be expensed as a period cost, cost, unless they can be classified as development costs. Statement C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful life.

In November 2001, the MIPA issued revised Statement C-9 “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments”, which supersedes the original Statements C-9 and C-12. The provisions of this new statement are required to be applied beginning on January 1, 2003.

Statement C-9 establishes a methodology for the valuation, presentation and disclosure of liabilities and provisions, as well as for the valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, this statement establishes guidelines for the recognition of liabilities and cancellation of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Statement C-9 states that all contingent liabilities whose realization is probable must be accounted for and disclosed in the financial statements, contingent liabilities whose realization is possible should not be accounted for in the financial statements, but must be disclosed, and contingent liabilities whose realization is remote should not

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

be accounted for in the financial statements and need not to be disclosed. Statement C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceed the company’s immediate needs or if the commitment is considered a contracted obligation.

The adoption of Statement C-8 and C-9 is not expected to have a significant impact on the company’s financial position and results of operations.

NOTE 3 — RECONCILIATION BETWEEN NET INCOME AND EBITDA

	2Q03	2Q02	2003	2002

Reported net income	482.6	(338.2)	417.6	(63.0)

Add (subtract): the following items:
Minority interest	0.6	2.4	1.5	6.4
Discontinued operations and extraordinary item		55.9		107.3
Equity in (income) loss of affiliated companies	(99.1)	124.2	3.4	123.7
Tax provision	105.4	171.8	216.0	290.0
Comprehensive financing cost	139.4	528.7	501.8	529.3
Depreciation and amortization	175.9	191.7	392.5	368.8
Monetary loss recorded on revenues	(0.3)	55.4	26.5	114.4
Monetary gain recorded on cost	0.2	(36.1)	(17.2)	(74.5)

	322.2	1,093.9	1,124.5	1,465.4

Reported EBITDA	804.8	755.7	1,542.1	1,402.4

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

BREAKDOWN OF INVESTMENT IN SHARES

ANNEX 3

					TOTAL AMOUNT

NAME OF THE		MAIN	NUMBER	% OF	Acquisition	Current
COMPANY		ACTIVITIES	OF SHARES	OWNWERSHIP	Cost	Value

ASSOCIATED COMPANIES
1	COMUNICACIONES AVANZADAS, S.A. DE C.V.	HOLDING COMPANY	371,853	35.84	260,538	757,675
2	TV AZTECA, S.A. DE C.V.	HOLDING COMPANY	7,522,716	0.40	7,523	42,127
3	PROTEÍNAS POPULARES, S.A. DE C.V.	FOOD PRODUCTS	27,264,000	49.00	27,264	53,861
4	GRUPO EMPRESARIAL ELEKTRA, S.A. DE C.V.	HOLDING COMPANY	499	1.00	50	43,495
5	GRUPO COTSA, S.A. DE C.V.	HOLDING COMPANY	1,923,129	0.63	4,162	6,752
6	BANCA AZTECA, S.A.	FINANCIAL SERVICES	580,135,000	100.00	580,135	523,482
7	AFORE AZTECA, S.A. DE C.V.	FINANCIAL SERVICES	55,500,000	100.00	55,500	42,255
8	OTHER 4 COMPANIES		698	—	70,988	86,981

TOTAL INVESTMENT IN ASSOCIATED COMPANIES					1,006,160	1,556,628
OTHER PERMANENT INVESTMENTS						-
TOTAL						1,556,628

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT

ANNEX 4

						NET
						RESTATED
	ACQUISITION	ACCUMULATED	BOOK		RESTATED	BOOK
CONCEPT	COST	DEPRECIATION	VALUE	RESTATEMENT	DEPRECIATION	VALUE

PROPERTY	264,310	(49,735)	214,575	1,941,726	(1,481,507)	674,794
MACHINERY	205,508	(81,707)	123,801	127,522	(70,852)	180,471
TRANSPORTATION EQUIPMENT	159,667	(74,161)	85,506	74,670	(60,540)	99,636
OFFICE EQUIPMENT	305,601	(145,340)	160,261	290,743	(196,552)	254,452
COMPUTERS	671,690	(520,052)	151,638	368,269	(347,794)	172,113
OTHER	911,851	(118,230)	793,621	203,968	(139,758)	857,831

TOTAL DEPRECIABLE ASSETS	2,518,627	(989,225)	1,529,402	3,006,898	(2,297,003)	2,239,297

LAND	106,999		106,999	852,851		959,850
CONSTRUCTIONS IN PROGRESS			—			—
OTHER			—			—

NOT DEPRECIABLE ASSETS	106,999	—	106,999	852,851	—	959,850

TOTAL	2,625,626	(989,225)	1,636,401	3,859,749	(2,297,003)	3,199,147

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

BANK DEBT BREAKDOWN

ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions

Credit Type /	Amortization	Interest	Until	More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years

UNSECURED DEBT
BANAMEX, S.A.	9/9/2003	12.05	100,000
NACIONAL FINANCIERA	10/12/2003	6.40	3,218
NACIONAL FINANCIERA	7/28/2003	6.40	2,248
NACIONAL FINANCIERA	8/4/2003	6.40	941
NACIONAL FINANCIERA	8/11/2003	6.40	4,170
WESTDEUTSCHE LANDESBANK	10/8/2003	9.00			157,500
ACCRUED INTEREST			3,650		1,162

TOTAL			114,227	—	158,662	—	—	—	—	—

STOCK MARKET DEBT
PUBLIC INVESTORS	4/1/2008	12.00								2,887,500
CERTIFICADOS BURSÁTILES	4/15/2004	7.53	600,000
ACCRUED INTEREST			3,138		91,088

TOTAL			603,138	—	91,088	—	—	—	—	2,887,500

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

CREDITS BREAKDOWN

ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions

Credit Type /	Amortization	Interest	Until	More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years

SUPPLIERS
VITROMATIC COMERCIAL, S.A. DE C.V.			375,799
MABE DE MÉXICO, S. DE R.L.			354,291
LG ELECTRONICS DE MÉXICO, S.A. DE C.V.			274,035
SONY DE MÉXICO, S.A. DE C.V.			195,041
SAMSUNG ELECTRONICS, S.A. DE C.V.			163,500
DAEWOO ELECTRONICS CORPORATION
DE MÉXICO, S.A. DE C.V.			147,080
PANASONIC DE MÉXICO, S.A. DE C.V.			112,102
FACTORING			82,603
HEWLETT PACKARD DE MÉXICO, S.A. DE C.V.			72,130
CENTRAL AND SOUTH AMERICAN SUPPLIERS					63,854
MULTITRADE INTERNATIONAL, S.A. DE C.V.			59,789
RADIOMOVIL DIPSA, S.A. DE C.V.			56,736
PHILIPS MEXICANA, S.A. DE C.V.			41,249
GRUPO COMERCIAL GOMO, S.A. DE C.V.			41,114
IMPCO, S. DE R.L.			40,597
SHARP ELECTRONICS CORP.			23,817
SUNBEAM MEXICANA, S.A. DE C.V.			22,078
GILAT SATELLITE					19,847
MOTOROLA					19,563
KOBLENZ ELÉCTRICA, S. DE R.L.			19,323
CARRIER MEXICO, S.A. DE C.V.			18,459
JVC DE MEXICO, S.A. DE C.V.			14,323
BICICLO, S.A. DE C.V.			14,206
OTHER			12,483		13,597

TOTAL SUPPLIERS			2,140,755	—	116,861	—	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

CREDITS BREAKDOWN

ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions

Credit Type /	Amortization	Interest	Until	More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years

OTHER LIABILITIES
OTHER			92,203		124,442		13,491
OTHER CURRENT LIABILITIES AND OTHER CREDITS			92,203	—	124,442	—	13,491	—	—	—
			2,950,323	—	491,053	—	13,491	—	—	2,887,500
NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	10.50
LEMPIRAS	17.60
QUETZALES	7.94
SOLES	3.50

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN CURRENCY
T(Thousands of Mexican Pesos)
ANNEX 6

	U.S. DOLLARS		OTHER CURRENCIES
					TOTAL
	Thousands	Thousands	Thousands	Thousands	THOUSANDS
TRADE BALANCE	of U.S. Dollars	of Pesos	of U.S. Dollars	of Pesos	OF PESOS

1. INCOME
EXPORTS
OTHER	17,145	182,435	42,204	443,139	625,574
TOTAL	17,145	182,435	42,204	443,139	625,574

2. EXPENDITURES
IMPORTS (RAW MATERIALS)					—
INVESTMENTS					—
OTHER	17,902	187,969	34,411	361,313	549,282
TOTAL	17,902	187,969	34,411	361,313	549,282

NET BALANCE	(757)	(5,534)	7,793	81,826	76,292

FOREIGN CURRENCY POSITION
TOTAL ASSETS	206,940	2,172,866	26,560	278,880	2,451,746
TOTAL LIABILITIES	310,274	3,257,871	12,778	134,173	3,392,044
SHORT-TERM LIABILITIES	33,989	356,880	12,778	134,173	491,053
LONG-TERM LIABILITIES	276,285	2,900,991	—		2,900,991

NET BALANCE	(103,334)	(1,085,005)	13,782	144,707	(940,298)

NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	10.50
LEMPIRAS	17.60
QUETZALES	7.94
SOLES	3.50

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN CURRENCY
T(Thousands of Mexican Pesos)
ANNEX 6

	MONETARY	MONETARY	MONETARY	MONTHLY	GAIN
MONTH	ASSETS	LIABILITIES	POSITION	INFLATION	(LOSS)

JANUARY	5,860,406	8,601,507	2,741,101	0.40	11,081
FEBRUARY	4,777,092	7,480,122	2,703,030	0.28	7,508
MARCH	4,960,513	7,277,726	2,317,213	0.63	14,627
APRIL	4,523,576	7,417,307	2,893,731	0.17	4,940
MAY	4,908,408	7,174,116	2,265,708	0.32	(4,084)
JUNE	4,967,076	7,333,670	2,366,594	0.08	1,955
RESTATEMENT			—		118
CAPITALIZATION			—		—
FOREIGN CORP.			—		—
OTHER			—		—

TOTAL					36,145

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET

ANNEX 8

FINANCIAL LIMITATIONS IN ACCORDANCE WITH INDENTURES

NOT APPLICABLE

CURRENT SITUATION OF FINANCIAL LIMITATIONS

NOT APPLICABLE

BONDS AND/OR MEDIUM-TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

PLANT OR	ECONOMIC	PLANT	UTILIZATION
CENTER	ACTIVITY	CAPACITY	%

NOT APPLICABLE

NOTES:
THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY DOES NOT HAVE ANY PLANTS OR PRODUCTION FACILITIES, AND ITS ACTIVITY IS PERFORMED THROUGH ITS MORE THAN 800 BRANCHES (MOST OF THEM ARE LEASED), LOCATED THROUGHOUT MEXICO, CENTRAL AND SOUTH AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

COST OF
	MAIN		MAIN		PRODUCTION
DOMESTIC	SUPPLIERS	IMPORTED	SUPPLIERS	DOMESTIC	(%)

NOT APPLICABLE

NOTES:
THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY ONLY COMMERCIALIZES FINISHED GOODS AND DOES NOT HAVE ANY PRODUCTION PROCESS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT
DOMESTIC SALES
ANNEX 11

	TOTAL PRODUCTION		NET SALES			MAIN
MAIN					MARKET
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	CUSTOMERS

VIDEO			705	1,327,708
AUDIO			380	919,208
MARK-UP			—	887,832
WASHERS AND DRYERS			251	806,469
REFRIGERATORS			258	631,035
WASHING AND DRYING MACHINES			447	447,806
TELEPHONES			245	434,762
STOVES AND GRILLS			290	290,575
MATTRESSES			175	267,912
COMPUTERS			960	254,036
SMALL APPLIANCES			47	215,246
LIVING ROOM FURNITURE			176	184,690
AIR CONDITIONERS			156	176,138
BICYCLE			—	139,002
OTHER			—	125,285
DINING SETS			47	117,722
BEDROOM FURNITURE			28	94,306
EXTENDED WARRANTIES			—	93,270
BEDS AND BUNK BEDS			75	90,209
WARDROBES			37	53,961
BOOKCASES			29	39,465
KITCHENS			7	39,150
PHOTO DEVELOPING			275	36,752
DINING ROOM FURNITURE			10	36,061
SEWING MACHINES			19	33,531
ENTERTAINMENT GAMES			21	31,922
TABLES			31	29,924
TYPEWRITING MACHINES			30	28,235
CUPBOARDS			25	24,780
BOX SPRING			27	23,975
KITCHEN BELLS			14	6,882
CHAIRS			10	3,950
VACUUM CLEANERS			2	241

TOTAL				7,892,040			—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES
ANNEX 11

	TOTAL PRODUCTION		NET SALES			MAIN
MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	COSTUMERS

OTHER SALES				429,223	LATINAMERICA
MONEY TRANSFERS				182,738	UNITED STATES
PENALTY INTEREST				10,091	LATINAMERICA
EXTENDED WARRANTIES				3,522	LATINAMERICA

TOTAL				625,574

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

CALCULATION OF NET TAX INCOME ACCOUNT (NTIA) CALCULATION SCHEDULE
(Thousands of Mexican Pesos)
ANNEX 12

NTEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NTIA BALANCE AS OF DECEMBER 31st, 2002	20,461

Number of shares outstanding at the date	237,599,460

Are theses figures fiscally audited?

Are theses figures fiscally consolidated?

DIVIDENDS COLLECTED IN THE PERIOD

		NUMBER OF	DATE OF
QUARTER	SERIES	OUTSTANDING SHARES	SETTLEMENT	AMOUNT

DETERMINATION OF NTIA FOR THE PRESENT YEAR

NTIA FROM THE PERIOD FROM JANUARY 1 TO JUNE 30, 2003

TAX INCOME

- INCOME TAX

+ DEDUCTIBLE EMPLOYEES’ STATUTORY PROFIT SHARING

- EMPLOYEES’ STATUTORY PROFIT SHARING

- REINVESTED TAX EARNINGS

- NON-DEDUCTIBLE EXPENSES

NTIA FOR THE PERIOD

BALANCE OF NTIA AT THE END OF THE PERIOD

NTIA BALANCE AS OF JUNE 30, 2003	42,860

Number of shares outstanding at the date	242,453,620

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

ANALYSIS OF CAPITAL STOCK

FEATURES OF THE COMMON SHARES

			NUMBER OF SHARES				CAPITAL STOCK
							(Thousands of Pesos)
	FACE	CURRENT	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE

ONLY	2.30500	—	242,453,620		78,222,947	164,230,673	558,807

TOTAL			242,453,620	—	78,222,947	164,230,673	558,807	—

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK AT THE DATE OF REPORTING :

242,453,620

SHARES PROPORTION BY:

CPOSs:
UNITS:
ADRs:
GDRs:
ADSs:
GDSs:

REPURCHASED OWN SHARES

	NUMBER	AVERAGE COST	MARKET PRICE
SERIES	OF SHARES	OF REPURCHASE	AT END OF QUARTER

ONLY	2,606,940	46.34000	31.99000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

DECLARATION FROM THE COMPANY OFFICERS RESPONSIBLE FOR THE INFORMATION

I HEREBY DECLARE THAT THE BASIC FINANCIAL INFORMATION SUPPLIED TO THE STOCK ECHANGE CORRESPONDING TO THE PERIOD COMPRISED FROM JANUARY 1st TO JUNE 30, 2003 AND 2002 WAS OBTAINED FROM OUR ACCOUNTING AUTHORIZED RECORDS, AND WAS THE RESULT OF APPLYING THE ACCOUNTING PRINCIPLES AND DISPOSITIONS ISSUED BY THE MEXICAN INSTITITUTE OF CERTIFIED ACCOUNTANTS, AND THOSE OF THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (CNBV).

THE ACCOUNTING PRINCIPLES, AS WELL AS THE GROUPING OF THE CAPTIONS AND AMOUNTS FOR THE ABOVE MENTIONED PERIOD WERE APPLIED BY USING THE SAME BASIS FOR THE PREVIOUS PERIOD

C.P. MAURO AGUIRRE REGIS CHIEF ACCOUNTING OFFICER	C.P. GILDARDO LARA BAYÓN CONSOLIDATION MANAGER

MEXICO CITY AT APRIL 28, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: August 1, 2003.